Exhibit 4.9

EXECUTION VERSION

ASSUMPTION AGREEMENT

ASSUMPTION AGREEMENT (this “Agreement”) dated as of November 1, 2017, made by Level 3 Parent, LLC (f/k/a WWG Merger Sub LLC), a Delaware limited liability company (“New Party”), in favor of, and for the benefit of, the Lenders, the Administrative Agent, the Collateral Agent and the other Secured Parties under the Credit Agreement (as hereinafter defined).

W I T N E S S E T H :

WHEREAS, pursuant to that certain Twelfth Amendment Agreement, dated as of February 22, 2017, Level 3 Communications, Inc., a Delaware corporation (“Level 3”), Level 3 Financing, Inc., a Delaware corporation (the “Borrower”), the Lenders party thereto, and Merrill Lynch Capital Corporation, as Administrative Agent and Collateral Agent, have entered into that certain Amended and Restated Credit Agreement, as amended as of February 22, 2017 (as may be further amended, restated, supplemented or otherwise modified from time to time, the “Credit Agreement”);

WHEREAS, on October 31, 2016, Level 3 entered into an Agreement and Plan of Merger with CenturyLink, Inc., Wildcat Merger Sub 1 LLC (“Merger Sub 1”) and New Party, pursuant to which, among other things, Merger Sub 1 will merge with and into Level 3, with Level 3 continuing as the surviving company, and immediately thereafter Level 3 will merge with and into New Party, with New Party continuing as the surviving company (the “Subsequent Merger”); and

WHEREAS, Section 6.13(a) of the Credit Agreement provides that, as a condition to the consummation of the Subsequent Merger, New Party shall expressly assume all of Level 3’s Obligations under the Loan Documents.

NOW THEREFORE, in consideration of the foregoing and for other good and valuable consideration, the receipt of which is hereby acknowledged, New Party agrees as follows:

1. Capitalized Terms. Capitalized terms used in this Agreement (including the preamble and recitals hereto) without definition shall have the meanings set forth in the Credit Agreement.

2. Agreement to Assume Obligations. Without limiting the assumption of the obligations of Level 3 by New Party that occurs by operation of law upon consummation of the Subsequent Merger, effective as of the time at which the Subsequent Merger becomes effective (the “Effective Time”), New Party hereby expressly assumes all of Level 3’s Obligations under the Credit Agreement and the other Loan Documents. New Party, as the surviving company of, and successor to Level 3 pursuant to, the Subsequent Merger, hereby agrees that the Credit Agreement and each other Loan Document to which Level 3 is a party and all obligations of New Party, as successor to Level 3 pursuant to the Subsequent Merger, under the Loan Documents shall continue to be in full force and effect following the Effective Time. For avoidance of doubt, as of the Effective Time, New Party hereby agrees that references to Level 3 in the Credit Agreement and the other Loan Documents shall be deemed to be references to New Party, as successor to Level 3 pursuant to the Subsequent Merger.

3. Reaffirmation. Effective as of the Effective Time, New Party, as successor to Level 3 pursuant to the Subsequent Merger, hereby (a) affirms and confirms its guarantees, pledges, grants, indemnification obligations and other commitments and obligations under each Security Document to which it is a party, (b) agrees that each Security Document to which it is a party and all of its guarantees, pledges, grants and other commitments and obligations thereunder shall continue to be in full force and effect following the Effective Time, (c) confirms that all of the liens and security interests created and arising under the Security Documents on its assets and properties remain in full force and effect on a continuous basis, unimpaired, uninterrupted and undischarged, and having the same perfected status and priority as collateral security for the Obligations as existed prior to giving effect to the Subsequent Merger.

4. Notice of Change in Name and Corporate Form. Pursuant to Section 5.03(a) of the Credit Agreement, New Party, on behalf of itself and the Borrower, hereby gives notice to the Collateral Agent that, effective as of the Effective Time, pursuant to the Subsequent Merger, (i) the corporate name of New Party shall be “Level 3 Parent, LLC” and (ii) Level 3 Communications, Inc., a Delaware corporation, shall merge with and into New Party, a Delaware limited liability company, with New Party as the surviving company of the Subsequent Merger.

5. Successors and Assigns. This Agreement shall be binding upon New Party and its successors and assigns and shall inure to the benefit of the Lenders, the Administrative Agent, the Collateral Agent and the other Secured Parties, and each of their respective successors and assigns permitted by the Credit Agreement. This Agreement is for the sole benefit of the Lenders, the Administrative Agent, the Collateral Agent and the other Secured Parties, and each of their respective successors and assigns permitted by the Credit Agreement and nothing herein, express or implied, is intended to or shall confer on any other Person any legal or equitable benefit or remedy under or by reason of this Agreement.

6. No Waiver; No Novation. Except as expressly set forth herein, this Agreement shall not by implication or otherwise limit, impair, constitute a waiver of or otherwise affect the rights and remedies of the Administrative Agent, the Collateral Agent, the Lenders or the other Secured Parties under any Loan Document, and shall not alter, modify, amend or in any way affect any of the terms, conditions, obligations, covenants or agreements contained in any Loan Document. Nothing herein shall be deemed to entitle any Loan Party to a consent to, or a waiver, amendment, modification or other change of, any of the terms, conditions, obligations, covenants or agreements contained in any Loan Document in similar or different circumstances. Nothing herein contained shall be construed as a substitution or novation of the Obligations outstanding under the Credit Agreement or the other Loan Documents, which shall remain in full force and effect. Neither this Agreement nor the Subsequent Merger shall extinguish the Obligations outstanding under the Credit Agreement or the other Loan Documents. Nothing expressed or implied in this Agreement or any other document contemplated hereby shall be construed as a release or other discharge of the Borrower under the Agreement or any Loan Party under any Loan Document from any of its obligations and liabilities thereunder.

7. Agreement as Loan Document. This Agreement shall constitute a “Loan Document” for all purposes of the Credit Agreement and the other Loan Documents.

8. Governing Law. THIS AGREEMENT SHALL BE GOVERNED BY, AND CONSTRUED IN ACCORDANCE WITH, THE LAWS OF THE STATE OF NEW YORK WITHOUT REGARD TO THE PRINCIPLES OF CONFLICTS OF LAWS OTHER THAN SECTIONS 5-1401 AND 5-1402 OF THE GENERAL OBLIGATIONS LAW.

9. Counterparts. This Agreement may be executed in counterparts (and by different parties hereto on different counterparts), each of which shall constitute an original, but all of which when taken together shall constitute a single contract. Delivery of an executed counterpart of a signature page of this Agreement by facsimile or other electronic means shall be effective as delivery of a manually executed counterpart of this Agreement.

10. Headings. The headings of this Agreement are for purposes of reference only and shall not limit or otherwise affect the meaning hereof.

IN WITNESS WHEREOF, New Party has caused this Agreement to be duly executed as of the date first above written.

LEVEL 3 PARENT, LLC (F/K/A WWG MERGER SUB LLC), as New Party

By	/s/ Sunit S. Patel
	Name:	Sunit S. Patel
	Title:	Executive Vice President and Chief Financial Officer

[Signature page to Assumption Agreement]

Accepted and Agreed:

MERRILL LYNCH CAPITAL CORPORATION, as Administrative Agent and as Collateral Agent

By	/s/ Don B. Pinzon
	Name:	Don B. Pinzon
	Title:	Vice President

[Signature page to Assumption Agreement]